UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS TO THERETO FILED PURSUANT TO

Exchange Act of 1934

§ 240.13d-2(a)

Capital City Bank Group, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

13974105
(CUSIP Number)

J. Kimbrough Davis P.O. Box 11248 Tallahassee, Florida 32302-3248 (850) 402-7820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 13974105	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Estate of Robert Hill Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
Not applicable.
6.	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
1,324,441.313
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
1,324,441.313
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,324,441.313
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
8.94%
14.	Type of Reporting Person
OO

CUSIP No. 13974105	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Douglas W. Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
Not applicable.
6.	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
3,607
	8.	Shared Voting Power
1,901,941.313
	9.	Sole Dispositive Power
3,607
	10.	Shared Dispositive Power
1,901,941.313
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,905,548.313
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
11.2%
14.	Type of Reporting Person
IN

CUSIP No. 13974105	Page 4 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
E. Drew Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
Not applicable.
6.	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,901,641.313
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,901,641.313
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,901,641.313
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
11.2%
14.	Type of Reporting Person
IN

CUSIP No. 13974105	Page 5 of 7 Pages

Item 1. Security and Issuer

This filing pertains to the Common Stock, $0.01 par value per share (“Common Stock”), of Capital City Bank Group, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 217 North Monroe St., Tallahassee, FL 32301. The percentage of shares of Common Stock reported owned by the persons named herein is based upon 17,044,066 shares of Common Stock outstanding as of March 31, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018. The holdings reported herein are as of the close of business on July 20, 2018.

Item 2. Identity and Background

(a)	The persons filing this statement are the Estate of Robert Hill Smith (the “Estate”), Douglas W. Smith and E. Drew Mitchell, the co-personal representatives of the Estate (collectively, the “Reporting Persons”).
(b)	The business address of the Reporting Persons is 217 North Monroe St., Tallahassee, Florida 32301.
(c)	Douglas W. Smith’s principal occupation is owner of a security alarm business. E. Drew Mitchell’s principal occupation is owner of a public relations firm.
(d)	None of the Reporting Persons has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons has during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Messrs. Smith and Mitchell are each citizens of the United States of America. The Estate is being administered in the State of Florida.

Item 3. Source and Amount of Funds or Other Consideration

The Estate acquired the Common Stock previously owned by Robert Hill Smith under the laws of succession in Florida and pursuant to the terms of the will of Robert Hill Smith.

Item 4. Purpose of Transaction

On March 23, 2018, pursuant to the terms of the will of Robert Hill Smith, the Estate funded two trusts, the VSM Trust and the Trust u/w of Robert H. Smith f/b/o Warren Hamilton Smith with 288,600 shares of Common Stock. There was no consideration paid for the shares of Common Stock in any transaction described hereunder. Mr. Smith and Mr. Mitchell are co-trustees of the VSM Trust and the Descendants Separate Trust. On March 27, 2018, the Estate received a distribution of 542,666.5 shares of Common Stock in exchange for the Estate’s 50% interest in 2S Partnership. On June 29, 2018 the Estate transferred 100,000 shares of Common Stock to Virginia Smith McKnight and 100,000 shares of Common Stock to Warren Hamilton Smith as beneficiaries of the Estate.

The Reporting Persons will continue to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer’s operations and other factors, including management’s ability to maximize shareholder value. The Reporting Persons may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock in public and private transactions. Any such transactions may be effected at any time or from time to time.

CUSIP No. 13974105	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons may be deemed to beneficially own an aggregate of 1,905,248.313 shares of Common Stock, constituting approximately 11.2% of the shares of Common Stock outstanding, 3,607 of which, constituting less than 1% of the shares outstanding, are owned directly by Douglas W. Smith, and 300 of which, constituting less than 1% of the shares outstanding, are owned by the EWS Partnership LLP of which Douglas W. Smith is a partner, 288,600 are owned by the VSM Trust for which Douglas W. Smith and E. Drew Mitchell serve as co-trustees, and 288,600 are owned by the Trust u/w of Robert H. Smith f/b/o Warren Hamilton Smith for which Douglas W. Smith and E. Drew Mitchell serve as co-trustees.
(b)	The Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose of or direct the disposition of, all of the shares of Common Stock referenced in paragraph (a) of this Item 5.
(c)	On June 29, 2018 the Estate transferred 100,000 shares of Common Stock to Virginia Smith McKnight and 100,000 shares of Common Stock to Warren Hamilton Smith, individually.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Messrs. Smith and Mitchell were declared qualified to act as the Co-Personal Representatives of the Estate by order of the Circuit Court for Leon County, Florida on June 5, 2013. The Estate and Co-Personal Representatives entered into an agreement to file a joint Schedule 13D, a copy of which was filed as Exhibit 7.1 to the joint Schedule 13D filed with the U.S. Securities and Exchange Commission on June 17, 2013 and is incorporated by reference herein.

CUSIP No. 13974105	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2018	ESTATE OF ROBERT HILL SMITH

	By:	/s/ Douglas W. Smith
Douglas W. Smith,
Co-Personal Representative

/s/ Douglas W. Smith
Douglas W. Smith

/s/ E. Drew Mitchell
E. Drew Mitchell